Mail Stop 7010

March 1, 2006

Via U.S. mail and facsimile

Ian J. McCarthy
President and Chief Executive Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA  30328

	RE:	Beazer Homes USA, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2005
Forms 10-Q for the Fiscal Quarter Ended December 31, 2005
		File No. 1-12822


Dear Mr. McCarthy:

		We have reviewed these filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended September 30, 2005

Comments applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 20
2. Please expand your disclosure to include a discussion regarding the business reasons which contributed to the changes from year to year relating to selling, general, and administrative expenses, and income taxes. To the extent practicable, you should also quantify the effect of each of these reasons. If material, please similarly disclose this information for equity in earnings of unconsolidated joint ventures and other income, net.

Income Taxes, page 27
3. Your disclosure discusses your tax effective rate excluding the non-deductible goodwill impairment charge and a favorable tax adjustment, which is a non-GAAP financial measure. Please revise your disclosure to include a statement which identifies this as a non-GAAP measure and state why this is an important measure in assessing and understanding your operating performance. In addition, please revise your disclosure to include a reconciliation of this non-GAAP financial measure to the most comparable financial measure in accordance with US GAAP.

Notes to Financial Statements

(1) Summary of Significant Accounting Policies Presentation, page
39
4. You say, "[Your] homebuilding operations conducted across several geographic regions of the United States have similar characteristics;
therefore, they have been aggregated into one reportable segment - the homebuilding segment." Please tell us in detail how you determined that you met each of the criteria in paragraph 17 of SFAS
131 for aggregation.





(3) Investments in and Advances to Unconsolidated Joint Ventures, page 43
5. You disclosed that you guarantee certain debt of your unconsolidated joint ventures. Please revise your disclosure to clarify whether any amounts related to these guarantees have been recorded in your financial statements for each period presented, including the assumptions you considered in formulating these estimates and subsequent changes to these estimates. If you have included these guarantees or a portion of these guarantees in your financial statements, please include the amount and line item in which they are recorded for each period presented. Refer to paragraph 13 of FIN 45.

Quarterly Financial Data, page 66
6. Your disclosure presents operating income before goodwill impairment, which is a non-GAAP financial measure. Please revise your disclosure to include a statement which identifies this as a non-GAAP measure and state why this is an important measure in assessing and understanding your operating performance.


Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Comments applicable to your overall filing

Please address the comments above in your interim Forms 10-Q as well.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Ian J. McCarthy
Beazer Homes USA, Inc.
March 1, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE